Exhibit 99 (a)(19)

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Scottish Power plc

Return of Cash—Results of Elections

In relation to the Return of Cash, approved by the shareholders of Scottish Power plc on 4 May 2006, shareholders and ADS Holders were given three alternatives in relation to their B Shares. As at the close of the Election Period, being 4.30 p.m. (London time) on 19 May 2006 (with respect to holders of Existing Ordinary Shares) and 12 noon (New York City time) on 17 May 2006 (with respect to holders of ADSs), the results of elections were as follows:

-	valid and deemed elections to accept the Single B Share Dividend were received in relation to 370,655,937 B Shares (59 per cent. of issued B Shares);

-	valid elections to accept the Initial Repurchase Offer were received in relation to 240,324,768 B Shares (39 per cent. of issued B Shares); and

-	valid elections to retain B Shares were received in relation to 12,884,044 B Shares (2 per cent. of issued B Shares).

UBS and Morgan Stanley, each acting as agent for the Company, are to make today the Initial Repurchase Offer to purchase the 240,324,768 B Shares in respect of which valid elections have been received from shareholders. Those B Shares purchased pursuant to the Initial Repurchase Offer will be cancelled.

The Board of Scottish Power plc is also pleased to announce that it has declared the Single B Share Dividend of £3.60 per B Share payable to those shareholders who have, or who are deemed to have, elected to receive the Single B Share Dividend.

With respect to shareholders, it is expected that New Ordinary Share certificates, retained B Share certificates, sales advices, cheques in respect of the Single B Share Dividend and /or B Shares purchased under the Initial Repurchase Offer, as appropriate, and cheques for any fractional entitlements, will be despatched to relevant shareholders or relevant shareholders will have their CREST accounts credited with the proceeds, as appropriate, on 5 June 2006.

With respect to ADS Holders, cheques and transaction advices are expected to be despatched and book-entry credits made on or after 12 June 2006 in respect of B Shares purchased under the Initial Repurchase Offer, the Single B Share Dividend and any fractional entitlements.

Notes:

All capitalised terms shall have the meanings given to them in the Circular and the US Supplemental Memorandum, each dated 31 March 2006.

For further information:

Colin McSeveny	Head of Media Relations	0141 566 4515
Jennifer Lawton	Director, Investor Relations	0141 636 4527